EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.

Consolidated Financial Statements

 For the years ended December 31, 2015, 2014 and 2013

1

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The consolidated financial statements of Avino Silver & Gold Mines Ltd. (the "Company") are the responsibility of the Company's management. The consolidated financial statements are prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and reflect management's best estimates and judgments based on information currently available.

Management has developed and is maintaining a system of internal controls to ensure that the Company's assets are safeguarded, transactions are authorized and properly recorded, and financial information is reliable.

The Board of Directors is responsible for ensuring that management fulfills its responsibilities. The Audit Committee reviews the results of the annual audit and reviews the consolidated financial statements prior to their submission to the Board of Directors for approval.

The consolidated financial statements as at December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014, and 2013 have been audited by Manning Elliott LLP, an independent registered public accounting firm, and their report outlines the scope of their examination and gives their opinion on the consolidated financial statements.

"David Wolfin"	"Malcolm Davidson"

David Wolfin	Malcolm Davidson, CPA, CA
President & CEO	Chief Financial Officer
March 2, 2016	March 2, 2016

2

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of

Avino Silver & Gold Mines Ltd.

We have audited the accompanying consolidated financial statements of Avino Silver & Gold Mines Ltd. which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of operations and comprehensive income, changes in equity and cash flows for the years ended December 31, 2015, 2014 and 2013, and the related notes comprising a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the ConsolidatedFinancial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors' Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. The Company is not required to have, nor were we engaged to perform, an audit of the Company's internal control over financial reporting; accordingly we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Avino Silver & Gold Mines Ltd. as at December 31, 2015 and 2014, and the results of its operations and its cash flows for the years ended December 31, 2015, 2014 and 2013 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

/s/ Manning Elliott LLP

CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver, British Columbia

March 2, 2016

3

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Financial Position

(Expressed in Canadian dollars)

	Note	December 31, 2015	December 31, 2014
ASSETS
Current assets
Cash		$7,475,134	$4,249,794
Amounts receivable		3,730,317	2,568,873
Taxes recoverable	5	3,053,035	1,658,617
Prepaid expenses and other assets		1,177,053	812,600
Inventory	6	4,612,234	3,804,141
		20,047,773	13,094,025
Exploration and Evaluation Assets	7	41,376,974	29,909,220
Plant, Equipment and Mining Properties	11	25,733,033	18,173,513
Investments	12	38,712	93,889
Reclamation Bonds		145,500	145,500
		$87,341,992	$61,416,147
LIABILITIES
Current liabilities
Accounts payable and accrued liabilities		$4,178,571	$3,968,646
Amounts due to related parties	14(b)	217,822	222,066
Current portion of term facility	13	6,458,660	-
Current portion of equipment loans	16	222,192	-
Current portion of finance lease obligations	17	1,815,747	1,292,326
Taxes payable		1,151,224	993,110
		14,044,216	6,476,148
Warrant Liability	15	-	239,690
Term Facility	13	7,381,340	-
Equipment Loans	16	731,918	-
Finance Lease Obligations	17	2,305,534	2,007,010
Reclamation Provision	18	6,047,369	2,005,881
Deferred Income Tax Liabilities	28	4,892,916	5,637,027
Total liabilities		35,403,293	16,365,756

EQUITY
Share Capital	19	62,262,954	58,606,898
Equity Reserves		9,531,512	10,797,709
Treasury Shares (14,180 shares, at cost)		(101,869)	(101,869)
Accumulated Other Comprehensive Income		5,652,534	1,672,009
Accumulated Deficit		(25,406,432)	(25,924,356)
Total Equity		51,938,699	45,050,391
		$87,341,992	$61,416,147

Commitments – Note 7 and 23

Subsequent Events – Note 29

Approved by the Board of Directors on March 2, 2016:

"Gary Robertson"	Director	"David Wolfin"	Director

The accompanying notes are an integral part of the consolidated financial statements

4

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Operations and Comprehensive Income

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013
Revenue from Mining Operations	21	$19,082,847	$19,297,953	$16,094,701
Cost of Sales	21	10,961,694	11,393,404	8,968,409

Mine Operating Income		8,121,153	7,904,549	7,126,292
General and Administrative Expenses	22	4,256,672	4,019,378	4,194,678
Income before other income (expenses)		3,864,481	3,885,171	2,931,614

Other Income (Expenses)
Fair value adjustment on warrant liability	15	239,690	1,055,957	-
Interest and other income		59,098	41,658	145,406
Foreign exchange gain (loss)		(833,822)	316,599	415,278
Interest expense		(180,079)	(124,138)	(52,753)
Accretion of reclamation provision	18	(136,925)	(131,787)	-
Unrealized gain (loss) on investments	12	(55,177)	385	(99,833)
Finance cost		(14,238)	(129,953)	-
Gain on forgiveness of debt		-	58,967	-
Share of net loss of equity investee		-	(90,944)	-
Mineral property option income		-	-	69,500
Net Income Before Income Taxes		2,943,028	4,881,915	3,409,212

Income Taxes
Current income tax expense	28	(3,587,796)	(1,820,970)	(42,547)
Deferred income tax recovery (expense)	28	1,128,192	(546,776)	(2,518,453)
		(2,459,604)	(2,367,746)	(2,561,000)
Net Income		483,424	2,514,169	848,212
Other Comprehensive Income
Items that may be reclassified subsequently to income or loss
Currency translation differences of foreign operations		3,980,525	1,456,329	545,891

Comprehensive Income		$4,463,949	$3,970,498	$1,394,103
Earnings per Share	19(e)
Basic		$0.01	$0.08	$0.03
Diluted		$0.01	$0.08	$0.03
Weighted Average Number of Common Shares Outstanding	19(e)
Basic		36,229,424	32,333,224	27,405,179
Diluted		36,723,725	33,273,740	27,701,403

The accompanying notes are an integral part of the consolidated financial statements

5

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Changes in Equity

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	Number of Common Shares	Share Capital Amount	Equity Reserves	Treasury Shares	Accumulated Other Comprehensive Income (Loss)	Accumulated Deficit	Total Equity
Balance, January 1, 2013		27,127,416	$42,088,103	$9,749,674	$(101,869)	$(330,211)	$(29,458,319)	$21,947,378
Common shares issued for cash:
Exercise of stock options		361,418	297,185	-	-	-	-	297,185
Carrying value of stock options exercised		-	399,544	(399,544)	-	-	-	-
Share-based payments		-	-	908,362	-	-	-	908,362
Options and warrants cancelled or expired		-	-	(107,643)	-	-	107,643	-
Net income for the year		-	-	-	-	-	848,212	848,212
Currency translation differences of foreign operations		-	-	-	-	545,891	-	545,891
Balance, December 31, 2013		27,488,834	$42,784,832	$10,150,849	$(101,869)	$215,680	$(28,502,464)	$24,547,028
Common shares issued for cash:
Brokered public offerings		4,982,677	11,461,810	-	-	-	-	11,461,810
Less share issuance costs		-	(816,537)	-	-	-	-	(816,537)
Exercise of stock options		266,457	307,937	-	-	-	-	307,937
Carrying value of stock options exercised		-	333,483	(333,483)	-	-	-	-
Shares issued for asset acquisition		2,636,845	4,535,373	-	-	-	-	4,535,373
Share-based payments		-	-	1,044,282	-	-	-	1,044,282
Options and warrants cancelled or expired		-	-	(63,939)	-	-	63,939	-
Net income for the year		-	-	-	-	-	2,514,169	2,514,169
Currency translation differences of foreign operations		-	-	-	-	1,456,329	-	1,456,329
Balance, December 31, 2014		35,374,813	$58,606,898	$10,797,709	$(101,869)	$1,672,009	$(25,924,356)	$45,050,391
Common shares issued for cash:
Brokered public offerings	19	1,001,196	1,551,095	-	-	-	-	1,551,095
Less share issuance costs	19	-	(105,296)	-	-	-	-	(105,296)
Exercise of stock options	19	922,000	937,740	-	-	-	-	937,740
Carrying value of stock options exercised		-	1,272,517	(1,272,517)	-	-	-	-
Share-based payments	20	-	-	40,820	-	-	-	40,820
Options and warrants cancelled or expired		-	-	(34,500)	-	-	34,500	-
Net income for the year		-	-	-	-	-	483,424	483,424
Currency translation differences of foreign operations		-	-	-	-	3,980,525	-	3,980,525
Balance, December 31, 2015		37,298,009	$62,262,954	$9,531,512	$(101,869)	$5,652,534	$(25,406,432)	$51,938,699

The accompanying notes are an integral part of the consolidated financial statements

6

AVINO SILVER & GOLD MINES LTD.

Consolidated Statements of Cash Flows

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

	Note	2015	2014	2013
Cash Provided By (Used In):

Operating Activities
Net income		$483,424	$2,514,169	$848,212
Adjustments for non-cash items:
Depreciation and depletion		1,341,577	1,277,752	950,013
Accretion of reclamation provision		136,925	131,787	-
Unrealized loss (gain) on investments		55,177	(385)	99,833
Share-based payments		40,820	982,782	908,362
Deferred income tax expense (recovery)		(1,128,192)	546,776	2,518,453
Fair value adjustment on warrant liability		(239,690)	(1,055,957)	-
Foreign exchange gain		(236,163)	(111,289)	-
Share of net loss of equity investee		-	90,944	-
Gain on forgiveness of debt		-	(58,967)	-
Other income		-	-	(88,637)
Mineral property option income		-	-	(39,500)
		453,878	4,317,612	5,196,736

Net change in non-cash working capital items	24	(3,075,989)	(1,461,655)	(1,213,384)
		(2,622,111)	2,855,957	3,983,352
Financing Activities
Term facility		13,840,000	-	-
Shares and units issued for cash, net of issuance costs		2,383,539	12,248,857	297,185
Finance lease payments		(1,681,049)	(943,678)	(335,531)
Equipment loan payments		(89,641)	-	-
		14,452,849	11,305,179	(38,346)
Investing Activities
Recovery of exploration costs from concentrate proceeds		22,275,296	3,428,624	-
Exploration and evaluation expenditures		(26,052,048)	(11,853,024)	(901,912)
Additions to plant, equipment and mining properties		(5,108,935)	(5,472,774)	(3,315,192)
Cash from acquisition of subsidiary		-	92,792	-
Proceeds from sale of equipment		-	-	88,637
		(8,885,687)	(13,804,382)	(4,128,467)

Change in cash and cash equivalents		2,945,051	356,754	(183,461)

Effect of exchange rate changes on cash and cash equivalents		280,289	53,445	(12,929)

Cash and Cash Equivalents, Beginning		4,249,794	3,839,595	4,035,985

Cash and Cash Equivalents, Ending		$7,475,134	$4,249,794	$3,839,595

Cash and Cash Equivalents Consist of:
Bank balances		$7,475,134	$4,249,794	$3,195,349
Guaranteed investment certificates		-	-	644,246
		$7,475,134	$4,249,794	$3,839,595

Supplementary Cash Flow Information (Note 24)

The accompanying notes are an integral part of the consolidated financial statements

7

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

Avino Silver & Gold Mines Ltd. (the "Company" or "Avino") was incorporated in 1968 under the laws of the Province of British Columbia, Canada. The Company is engaged in the production and sale of silver, gold, and copper and the acquisition, exploration, and advancement of mineral properties.

The Company's head office and principal place of business is Suite 900, 570 Granville Street, Vancouver, BC, Canada. The Company is a reporting issuer in Canada and the United States and trades on the TSX Venture Exchange ("TSX-V"), the NYSE MKT, and the Frankfurt and Berlin Stock Exchanges.

The Company owns interests in mineral properties located in Durango, Mexico as well as in British Columbia and the Yukon, Canada. On October 1, 2012, the Company commenced production of silver and gold at levels intended by management at its San Gonzalo mine in the state of Durango, Mexico.

2.	BASIS OF PRESENTATION

Statement of Compliance

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").

Basis of Presentation

These consolidated financial statements are expressed in Canadian dollars and have been prepared on a historical cost basis except for financial instruments that have been measured at fair value. In addition, these consolidated financial statements have been prepared using the accrual basis of accounting on a going concern basis. The accounting policies set out below have been applied consistently to all years presented in these consolidated financial statements as if the policies have always been in effect.

Foreign Currency Translation

Functional currencies

The functional and presentation currency of the Company and its Canadian subsidiary is the Canadian dollar. The functional currency of the Company's Mexican subsidiaries is the U.S. dollar which is determined to be the currency of the primary economic environment in which the subsidiaries operate.

Foreign currency transactions

Transactions in currencies other than the functional currency are recorded at the rates of exchange prevailing on the dates of the transactions. At each financial position reporting date, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at the date of the statement of financial position. Non-monetary items that are measured in terms of historical cost in a foreign currency are not re-translated.

Foreign operations

Subsidiaries that have functional currencies other than the Canadian dollar translate their statement of operations items to Canadian dollars at the average rate during the year. Assets and liabilities are translated at exchange rates prevailing at the end of each reporting period. Exchange rate variations resulting from the retranslation at the closing rate of the net investment in these subsidiaries, together with differences between their statement of operations items translated at actual and average rates, are recognized in accumulated other comprehensive income (loss). On disposition or partial disposition of a foreign operation, the cumulative amount of related exchange difference is recognized in the statement of operations.

8

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates

The Company's management makes judgments in its process of applying the Company's accounting policies to the preparation of its consolidated financial statements. In addition, the preparation of financial data requires that the Company's management make assumptions and estimates of the impacts on the carrying amounts of the Company's assets and liabilities at the end of the reporting period from uncertain future events and on the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates as the estimation process is inherently uncertain. Estimates are reviewed on an ongoing basis based on historical experience and other factors that are considered to be relevant under the circumstances. Revisions to estimates and the resulting impacts on the carrying amounts of the Company's assets and liabilities are accounted for prospectively.

a)	Critical judgments exercised by management in applying accounting policies that have the most significant effect on the amounts presented in these consolidated financial statements are as follows:

i.	Economic recoverability and probability of future economic benefits from exploration and evaluation costs

Management has determined that mine and camp, exploratory drilling, and other exploration and evaluation-related costs that were capitalized have future economic benefits and are economically recoverable. Management uses several criteria in its assessments of economic recoverability and probability of future economic benefits including geologic and metallurgic information, scoping studies, accessible facilities, existing permits, and mine plans.

ii.	Commencement of production at levels intended by management

Prior to reaching production levels intended by management, costs incurred are capitalized as part of the costs of related exploration and evaluation assets, and proceeds from concentrate sales are offset against costs capitalized. Depletion of capitalized costs for mining properties and depreciation of plant and equipment begin when operating levels intended by management have been reached. Management considers several factors in determining when a mining property has reached the intended production levels, including production capacity, recoveries, and number of uninterrupted production days. The results of operations of the Company during the periods presented in these consolidated financial statements have been impacted by management's determination that the San Gonzalo Mine had achieved production levels intended by management as of October 1, 2012, and that none of the Company's exploration and evaluation assets had achieved production levels intended by management as at December 31, 2015.

The basis for achievement of production levels intended by management as indicated by technical feasibility and commercial viability is generally established with proven reserves based on a NI 43-101-compliant technical report or a comparable resource statement and feasibility study, combined with pre-production operating statistics and other factors. In cases where the Company does not have a 43-101-compliant reserve report on which to base a production decision, the technical feasibility and commercial viability of extracting a mineral resource are considered in light of additional factors including but not limited to:

•

Installation and consistent operation of all critical capital components. Capital components vary depending on the nature of the resource extraction and mineral processing methods (for example, milling operation or heap leach operation) and are generally included in the technical report for the mineral property;

•	Proven ability of the mineral property to produce a saleable product, often evidenced by successful execution of a bulk sampling program;

9

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

ii.	Commencement of production at levels intended by management (continued)

•	Mineral recoveries from sampling programs and test operations at, or above, levels necessary for profitable production;

•	Availability of labour for all aspects of a sustainable mining operation, either through the Company's own workforce, the use of contractors, or a combination thereof;

•

Achievement of consistent levels of resource output (through milling, leaching, or other methods) at a capacity determined by management in consultation with mining specialists to be within design capacity and economic to the mining operation; and

•	An operating test period of suitable duration to provide evidence of the mine's ability to sustain ongoing uninterrupted production of economic mineralized material.

When technical feasibility and commercial viability are considered demonstrable according to the above criteria and other factors, the Company performs an impairment assessment and records an impairment loss, if any, before reclassifying exploration and evaluation costs to plant, equipment, and mining properties.

iii.	Acquisition of Bralorne Gold Mines Ltd.

Management has determined that the acquisition of all of the outstanding shares of Bralorne Gold Mines Ltd. on October 20, 2014 (Note 8) was an asset acquisition for accounting purposes as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits.

iv.	Functional currency

Management determines the functional currency of the parent company and of each subsidiary by evaluating the primary economic environment of each entity. The following primary and secondary indicators are considered in the determination of functional currencies:

Primary indicators

•	The currency that mainly influences labour, material and other costs of providing services and/or metals concentrates, which is often the currency in which such costs are denominated; and,

•	The main influences of sales prices for services and/or metals concentrates and the country whose competitive forces and regulations mainly determine selling prices.

Secondary indicators

•	The currency in which funds from financing activities are generated; and,

•	The currency in which receipts from operating activities are usually retained.

10

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

b)

Significant assumptions about the future and other sources of estimation uncertainty that management has made at the statement of financial position date that could result in a material adjustment to the carrying amounts of assets and liabilities in the event that actual results differ from assumptions made relate to, but are not limited to, the following:

i.	Stockpile and concentrate inventory valuations

Concentrate and stockpile mineralized material are valued at the lower of average cost or net realizable value. The assumptions used in the valuation of concentrate and stockpile mineralized material include estimates of silver and gold contained in the stockpile and finished goods assumptions for the amount of silver and gold that is expected to be recovered from the concentrate. If these estimates or assumptions prove to be inaccurate, the Company could be required to write down the recorded value of its concentrate and stockpile mineralized material inventory, which would result in an increase in the Company's expenses and a reduction in its working capital.

ii.	Estimated reclamation provisions

The Company's provision for reclamation represents management's best estimate of the present value of the future cash outflows required to settle estimated reclamation and closure costs at the Avino, San Gonzalo, and Bralorne properties. The provision reflects estimates of future costs, inflation, movements in foreign exchange rates and assumptions of risks associated with the future cash outflows, and the applicable risk-free interest rates for discounting the future cash outflows. Changes in the above factors could result in a change to the provision recognized by the Company.

Changes to reclamation and closure cost obligations are recorded with a corresponding change to the carrying amounts of the related exploration and evaluation assets or mining properties. Adjustments to the carrying amounts of related mining properties result in a change to future depletion expense.

iii.	Valuation of share-based payments

The Company uses the Black-Scholes Option Pricing Model for valuation of share-based payments. Option pricing models require the input of subjective assumptions including expected price volatility, interest rate and forfeiture rate. Changes in the input assumptions can materially affect fair value estimates and the Company's net income or net loss and its equity reserves.

11

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Significant Accounting Judgments and Estimates (continued)

iv.	Impairment of plant, equipment, mining properties, and exploration and evaluation assets

Management considers both external and internal sources of information in assessing whether there are any indications that the Company's plant, equipment, mining properties, and exploration and evaluation assets are impaired. External sources of information management considers include changes in the market, economic and legal environments, in which the Company operates, that are not within its control and that affect the recoverable amount of its plant, equipment and mining properties. Internal sources of information that management considers include the manner in which mining properties and plant and equipment are being used, or are expected to be used, and indications of economic performance of the assets.

In determining the recoverable amounts of the Company's plant, equipment, and mining properties, management makes estimates of the undiscounted future pre-tax cash flows expected to be derived from the Company's mining properties, and the appropriate discount rate. Reductions in metal price forecasts, increases in estimated future costs of production, increases in estimated future non expansionary capital expenditures, reductions in the amount of recoverable resources and exploration potential, and adverse current economic conditions are examples of factors that could result in a write down of the carrying amounts of the Company's plant, equipment, mining properties, and exploration and evaluation assets.

v.	Depreciation rate for plant and equipment and depletion rate for mining properties

Depreciation and depletion expenses are allocated based on estimates for useful lives of assets. Should the asset life, depletion rates, or depreciation rates differ from the initial estimate, the revised life or rate would be reflected prospectively through profit and loss.

vi.	Recognition and measurement of deferred tax assets and liabilities

Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. Forecasted cash flows from operations are based on projections internally developed and reviewed by management. Weight is attached to tax planning opportunities that are within the Company's control, and are feasible and implementable without significant obstacles. The likelihood that tax positions taken will be sustained upon examination by applicable tax authorities is assessed based on individual facts and circumstances of the relevant tax position evaluated in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that could materially affect the amounts of deferred tax assets and liabilities.

12

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Basis of Consolidation The consolidated financial statements include the accounts of the Company and its Canadian and Mexican subsidiaries as follows:

Subsidiary	Ownership Interest	Jurisdiction	Nature of Operations
Oniva Silver and Gold Mines S.A. de C.V.	100%	Mexico	Mexican operations and administration

Promotora Avino, S.A. de C.V. ("Promotora")	79.09%	Mexico	Holding company

Compañía Minera Mexicana de Avino, S.A. de C.V. ("Avino Mexico")	98.45% direct 1.22% indirect (Promotora) 99.67% effective	Mexico	Mining and exploration

Bralorne Gold Mines Ltd.	100%	Canada	Mining and exploration

Intercompany balances and transactions, including unrealized income and expenses arising from intercompany transactions, are eliminated in preparing the consolidated financial statements.

On October 20, 2014, the Company acquired a 100% ownership interest in Bralorne Gold Mines Ltd. ("Bralorne") (Note 8).

On August 26, 2015, the Company converted existing loans advanced to Avino Mexico into new additional shares, resulting in an increase of the Company's ownership by 0.01% to an effective 99.67%. The intercompany loans and investments are eliminated upon consolidation of the financial statements. The Company had a pre-existing effective ownership interest of 99.66% in Avino Mexico prior to the 0.01% increase. The issuance of shares to the Company by Avino Mexico on August 26, 2015, resulted in a reduction in the non-controlling interest from 0.34% to 0.33%.

Financial Instruments

All financial assets are initially recorded at fair value and classified into one of four categories: held to maturity, available for sale, loans and receivables, or fair value through profit or loss ("FVTPL"). All financial liabilities are initially recorded at fair value and classified as either FVTPL or other financial liabilities. Loans and receivables and other financial liabilities are subsequently measured at amortized cost. Financial instruments comprise cash and cash equivalents, amounts receivable, investments, reclamation bonds, accounts payable, amounts due to related parties, warrant liability, term facility, equipment loans, and finance lease obligations.

The Company has classified its cash and cash equivalents, investments, and warrant liability as FVTPL. Amounts receivable and reclamation bonds are classified as loans and receivables. Accounts payable, amounts due to related parties, term facility, equipment loans, and finance lease obligations are classified as other financial liabilities.

13

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

2.	BASIS OF PRESENTATION (continued)

Financial Instruments (continued) Subsequent to initial recognition, financial assets are measured in accordance with the following:

(i)

Financial assets classified as fair value through profit or loss are measured at fair value. All gains and losses resulting from changes in their fair value are included in net income in the period in which they arise.

(ii)

Held-to-maturity investments and loans and receivables are initially measured at fair value and subsequently measured at amortized cost. Amortization of premiums or discounts and transaction costs are amortized into net income, using the effective interest method less any impairment.

(iii)

Available-for-sale financial assets are measured at fair value, with unrealized gains and losses recorded in other comprehensive income until the asset is realized, at which time they will be recorded in net income. Other than temporary impairments on available-for-sale financial assets are recorded in net income.

Subsequent to initial recognition, financial liabilities are measured in accordance with the following:

(i)

Financial liabilities classified as other financial liabilities are initially recognized at fair value less transaction costs. After initial recognition, other financial liabilities are subsequently measured at amortized cost using the effective interest method. The effective interest method is a method of calculating the amortized cost of a financial liability and of allocating interest expense over the relevant period. The effective interest rate is the rate that exactly discounts estimated future cash payments through the expected life of the financial liability or, where appropriate, a shorter period.

(ii)

Financial liabilities classified as fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as fair value through profit or loss. Fair value changes on financial liabilities classified as fair value through profit or loss are recognized in net income. At December 31, 2015, the Company classified share purchase warrants with an exercise price in U.S. dollars (see Note 15) as financial liabilities at fair value through profit or loss. As these warrants are exercised, the fair value of the recorded warrant liability on date of exercise is included in share capital along with the proceeds from the exercise. If these warrants expire, the related decrease in warrant liability is recognized in net income.

Cash and cash equivalents

Cash and cash equivalents in the statement of financial position comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are readily convertible into a known amount of cash.

14

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES

Exploration and evaluation assets

The Company capitalizes all costs relating to the acquisition, exploration, and evaluation of mineral claims, and recognizes any proceeds received as a reduction of the cost of the related claims. The Company's capitalized exploration and evaluation are classified as intangible assets. Such costs include, but are not limited to, ramp advancement, camp costs, geophysical studies, exploratory drilling, and geological and sampling expenditures. Concentrate sales and costs thereof are included in exploration and evaluation costs prior to demonstrating the technical feasibility and commercial viability of extracting mineral resources. When the technical feasibility and commercial viability of extracting mineral resources have been demonstrated, these costs are assessed for impairment and are reclassified to mining properties and become subject to depletion. All capitalized exploration and evaluation expenditures are monitored for indications of impairment. Where a potential impairment is indicated, assessments are performed for each area of interest. To the extent that exploration expenditures are not expected to be recovered, the expenditures for the area of interest are written down and charged to operations. The aggregate costs related to abandoned mineral claims are charged to operations at the time of any abandonment. An impairment charge relating to a mineral claim may be subsequently reversed if new exploration results or actual or potential proceeds on sale or farm out of the property result in a revised estimate of the recoverable amount, but only to the extent that this does not exceed the original carrying value of the property that would have resulted if no impairment had been recognized.

Borrowing costs incurred that are attributable to qualifying exploration and evaluation assets are capitalized and included in the carrying amounts of qualifying assets until those qualifying assets are ready for their intended use, which would generally occur upon the advancement of the project past the exploration and evaluation and development stages to production at levels intended by management. Borrowing costs are capitalized as incurred while activities and expenditures necessary to prepare the qualifying assets for intended use are in progress. All other borrowing costs are expensed in the period in which they are incurred. In the case of funds borrowed that are directly attributable to qualifying assets, the amount capitalized represents the actual borrowing costs incurred on the specific borrowings.

The recoverability of amounts shown for exploration and evaluation assets is dependent upon the discovery of economically recoverable reserves or resources, the ability of the Company to obtain financing to establish a sustainable mining operation, and on future production or proceeds of disposition.

Plant, equipment, and mining properties

Upon demonstrating the technical feasibility and commercial viability of extracting mineral resources, all expenditures incurred to that date for the mine are reclassified to mining properties. Expenditures capitalized to mining properties include all costs related to obtaining or expanding access to resources including extensions of the haulage ramp and installation of underground infrastructure, and the estimated reclamation provision. Expenditures incurred with respect to a mining property are capitalized when it is probable that additional future economic benefits will flow to the Company. Otherwise, such expenditures are classified as a cost of production.

Plant and equipment are recorded at historical cost less accumulated depreciation and any accumulated impairment losses. Historical costs include expenditures that are directly attributable to bringing the asset to a location and condition necessary to operate in a manner intended by management. Such costs are accumulated as construction in progress until the asset is available for use, at which point the asset is classified as plant, equipment, and mining properties and depreciation commenced.

After the date that management's intended production levels have been achieved, mining properties are depleted using the straight-line method over the estimated remaining life of the mine. The Company estimates the remaining life of its producing mineral properties on an annual basis using a combination of quantitative and qualitative factors including historical results, mineral resource estimates, and management's intent to operate the property.

15

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Plant, equipment, and mining properties (continued)

The Company does not have sufficient reserve information to form a basis for the application of the units-of-production method for depreciation and depletion. As at December 31, 2015, 2014 and 2013, the Company estimated a remaining mine life for San Gonzalo of 2.8 years, 4.8 years, and 5.8 years respectively.

Accumulated mill, machinery, plant facilities, and certain equipment are depreciated using the straight-line method over their estimated useful lives, not to exceed the life of the mine for any assets that are inseparable from the mine. When parts of an item of plant and equipment have different useful lives, they are accounted for as separate items (or components) of plant and equipment.

Plant and equipment are depreciated at the following annual rates:

Office equipment, furniture, and fixtures	20% declining balance
Computer equipment	30% declining balance
Mine machinery and transportation equipment	20% declining balance
Mill machinery and processing equipment	20 years straight line
Buildings	20 years straight line

Impairment

At each financial position reporting date, the carrying amounts of the Company's assets are reviewed to determine whether there is any indication that those assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment, if any. Where the asset does not generate cash flows that are independent from other assets, the Company estimates the recoverable amount of the cash-generating unit to which the asset belongs.

An asset's recoverable amount is the higher of fair value less costs to sell and value in use. Fair value is determined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. If the recoverable amount of an asset or cash generating unit is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount and the impairment loss is recognized in profit or loss for the period.

Where an impairment loss subsequently reverses, the carrying amount of the asset (or cash-generating unit) is increased to the revised estimate of its recoverable amount, provided the increased carrying amount does not exceed the carrying amount that would have been determined had no impairment loss been recognized for the asset (or cash-generating unit) in prior years. A reversal of an impairment loss is recognized immediately in profit or loss.

Leases

Leases in which the Company assumes substantially all risks and rewards of ownership are classified as finance leases. Assets held under finance leases are recognized at the lower of the fair value and present value of the minimum lease payments at inception of the lease, less accumulated depreciation and impairment losses. The corresponding liability is recognized as a finance lease obligation. Lease payments are apportioned between finance charges and reduction of the lease obligation to achieve a constant rate of interest on the remaining liability. Finance charges are recorded as a finance expense within profit and loss, unless they are attributable to qualifying assets, in which case they are capitalized.

16

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Leases (continued)

Operating lease payments are recognized on a straight-line basis over the lease term, except where another systematic basis is more representative of the time pattern in which economic benefits from the leased asset are consumed, in which case that systematic basis is used. Operating lease payments are recorded within profit and loss unless they are attributable to qualifying assets, in which case they are capitalized.

Inventory

Material extracted from the Company's mine is classified as either process material or waste. Process material represents mineralized material that, at the time of extraction, the Company expects to process into a saleable form and sell at a profit, while waste is considered uneconomic to process and its extraction cost is included in direct mining costs. Raw materials are comprised of process material stockpiles. Process material is accumulated in stockpiles that are subsequently processed into bulk silver and gold concentrate in a saleable form. The Company has bulk silver and gold concentrate inventory in saleable form that has not yet been sold. Mine operating supplies represent commodity consumables and other raw materials used in the production process, as well as spare parts and other maintenance supplies that are not classified as capital items.

Inventories are valued at the lower of cost and net realizable value. Cost is determined on a weighted average basis and includes all costs incurred, based on normal production capacity, in bringing each product to its present location and condition. Cost of inventories comprises direct labor, materials and contractor expenses, depletion and depreciation on mining properties, plant and equipment, and an allocation of mine site costs. As mineralized material is removed for processing, costs are removed based on the average cost per tonne in the stockpile. Stockpiled process material tonnages are verified by periodic surveys.

Net realizable value ("NRV") of mineralized material is determined with reference to relevant market prices less applicable variable selling expenses and costs to bring the inventory into its saleable form. NRV of materials and supplies is generally calculated by reference to salvage or scrap values when it is determined that the supplies are obsolete. NRV provisions are recorded within cost of sales in the consolidated statement of operations, and are reversed to reflect subsequent recoveries where the inventory is still on hand.

Revenue recognition

Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue and costs to sell can be reliably measured. Revenue is measured at the fair value of the consideration received, excluding discounts, rebates, and other sales tax or duty.

Revenue from the sale of concentrate is recognized upon delivery when the risks and rewards of ownership are transferred to the customer and neither continuing managerial involvement nor effective control remains over the goods sold. Revenue is based on quoted market prices of the London Bullion Market Association and the London Metal Exchange during the quotation period less treatment, refining and smelting charges, and penalties.

Metals contained in bulk concentrate sold to third parties are provisionally invoiced and the price is not settled until a predetermined contractual future date, typically one to three months after delivery to the customer, based on the market price of metals at that time. The Company enters into contracts that provide a provisional payment based upon provisional assays and quoted metal prices at the time of delivery. Revenues are recorded when title passes from the Company to the buyer based on spot prices at the time of delivery, and subsequently adjusted to market prices based on final settlement terms (including date).

Prior to the date that management's intended production levels have been achieved, concentrate sales of material drawn from exploration and evaluation properties are recorded net of extraction and related costs as a reduction of capitalized exploration and evaluation costs.

17

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Share capital

a)	Common shares

Common shares are classified as equity. Transaction costs directly attributable to the issuance of common shares and equity warrants are recognized as a deduction from equity, net of any tax effects. Transaction costs directly attributable to derivative warrants are charged to operations as a finance cost.

b)	Repurchase of share capital (treasury shares)

When share capital recognized as equity is repurchased, the amount of the consideration paid, which includes directly attributable costs, net of any tax effects, is recognized as a deduction from equity. Repurchased shares are classified as treasury shares and are presented as a deduction from total equity. When treasury shares are sold or reissued subsequently, the amount received is recognized as an increase in equity, and the resulting surplus or deficit on the transaction is transferred to accumulated deficit.

Share-based payment transactions

The Company's share option plan allows directors, officers, employees, and consultants to acquire common shares of the Company. All options granted are measured at fair value, and are recognized in expenses as share-based payments over the vesting period with a corresponding increase in equity reserves. An individual is classified as an employee when the individual is an employee for legal or tax purposes (direct employee) or provides services similar to those performed by a direct employee.

The fair value of employee options is measured at the grant date, and each tranche is recognized using the graded vesting method over the period during which the options vest. The fair value of the options granted is measured using the Black-Scholes option pricing model taking into account the terms and conditions upon which the options were granted. Share options granted to non-employees or consultants are measured at the fair value of services received or indirectly by reference to the fair value of the options if the fair value of the services cannot be estimated reliably. At each financial position reporting date, the amount recognized as an expense is adjusted to reflect the actual number of share options that are expected to vest.

Reclamation and other provisions

Provisions are recognized where a legal or constructive obligation has been incurred as a result of past events, it is probable that an outflow of resources embodying economic benefit will be required to settle the obligation, and a reliable estimate of the amount of the obligation can be made. If material, provisions are measured at the present value of the expenditures expected to be required to settle the obligation. The increase in any provision due to the passage of time is recognized as accretion expense.

The Company records the present value of estimated costs of legal and constructive obligations required to restore properties in the period in which the obligation is incurred. The nature of these restoration activities includes dismantling and removing structures, rehabilitating mines and restoration, reclamation and re-vegetation of affected areas.

The fair value of the liability for a rehabilitation provision is recorded when it is incurred. When the liability is initially recognized, the present value of the estimated cost is capitalized by increasing the carrying amount of the related mining property or exploration and evaluation asset. Over time, the discounted liability is increased for the change in present value based on the discount rates that reflect current market assessments and the risks specific to the liability, which is accreted over time through periodic charges to income or loss. A revision in estimates or new disturbance will result in an adjustment to the provision with an offsetting adjustment to the mineral property or the exploration and evaluation asset. Additional disturbances, changes in costs, or changes in assumptions are recognized as adjustments to the corresponding assets and reclamation liabilities when they occur.

18

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

3.	SIGNIFICANT ACCOUNTING POLICIES (continued)

Earnings per share

The Company presents basic and diluted earnings per share data for its common shares, calculated by dividing the earnings attributable to common shareholders of the Company by the weighted average number of common shares outstanding during the year. Diluted earnings per share is determined by adjusting the earnings attributable to common shareholders and the weighted average number of common shares outstanding for the effects of all potentially dilutive common shares.

Income taxes

Income taxes in the years presented are comprised of current and deferred tax. Income tax is recognized in profit or loss except to the extent that it relates to items recognized directly in equity, in which case it is recognized as equity.

Deferred tax is recognized using the statement of financial position asset and liability method, which provides for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax recognized is based on the expected manner of realization or settlement of the carrying amount of assets and liabilities, using tax rates enacted or substantively enacted at the statement of financial position date. A deferred tax asset is recognized only to the extent that it is probable that future taxable profits will be available against which the asset can be utilized.

Deferred tax assets and liabilities are not recognized if the temporary differences arise from the initial recognition of goodwill or an asset or liability in a transaction other than a business combination that affects neither accounting profit nor taxable profit.

4.	RECENT ACCOUNTING PRONOUNCEMENTS

The following accounting policies were adopted by the Company during the year:

Annual improvements

In December 2013, the IASB issued the Annual Improvements 2010-2012 and 2011-2013 cycles, effective for annual periods beginning on or after July 1, 2014.

The following accounting standards were issued but not yet effective as of December 31, 2015:

IFRS 15 – Revenue from Contracts with Customers

In May 2014, the IASB issued IFRS 15 – Revenue from Contracts with Customers ("IFRS 15") which supersedes IAS 11 – Construction Contracts, IAS 18 – Revenue, IFRIC 13 – Customer Loyalty Programmes, IFRIC 15 – Agreements for the Construction of Real Estate, IFRIC 18 – Transfers of Assets from Customers, and SIC 31 – Revenue – Barter Transactions Involving Advertising Services. IFRS 15 establishes a comprehensive five-step framework for the timing and measurement of revenue recognition. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IFRS 9 – Financial Instruments

The IASB intends to replace IAS 39 – Financial Instruments: Recognition and Measurement in its entirety with IFRS 9 – Financial Instruments ("IFRS 9") which is intended to reduce the complexity in the  classification and measurement of financial instruments. The standard is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

19

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

4.	RECENT ACCOUNTING PRONOUNCEMENTS (continued)

IFRS 7 Financial instruments: Disclosure

IFRS 7 was amended to require additional disclosures on transition from IAS 39 to IFRS 9. The standard is effective on adoption of IFRS 9, which is effective for annual periods commencing on or after January 1, 2018. The Company is currently evaluating the impact this standard is expected to have on its consolidated financial statements.

IFRS 10 Consolidated Financial Statements

The amendments to IFRS 10 will require a full gain or loss to be recognized when a transaction involves a business (whether it is housed in a subsidiary or not), while a partial gain or loss would be recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2016. The Company is currently evaluating the impact these amendments are expected to have on its consolidated financial statements.

IFRS 16 Leases

IFRS 16 was issued on January 13, 2016, and will be effective for accounting periods beginning on or after January 1, 2019. Early adoption is permitted, provided the Company has adopted IFRS 15. This standard sets out a new model for lease accounting. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

Annual improvements

In September 2014, the IASB issued the Annual Improvements 2012-2014 cycle, effective for annual periods beginning on or after July 1, 2016. These annual improvements made necessary but non-urgent amendments to existing IFRSs. These amendments are not expected to have a significant impact on the Company's consolidated financial statements.

5.	TAXES RECOVERABLE

The Company's taxes recoverable consist of the Mexican I.V.A. ("VAT") and income taxes recoverable and Canadian sales taxes ("GST/HST") recoverable.

	2015	2014

VAT recoverable	$1,641,023	$1,510,812
Income taxes recoverable	1,240,685	-
GST/HST recoverable	171,327	147,805

Total taxes recoverable	$3,053,035	$1,658,617

6.	INVENTORY

	2015	2014

Concentrate inventory	$221,437	$349,627
Process material stockpiles	3,369,961	2,730,816
Materials and supplies	1,020,836	723,698

	$4,612,234	$3,804,141

The amount of inventory recognized as an expense for the year ended December 31, 2015 totalled $10,961,694 (2014 – $11,393,404; 2013 - $8,968,409), and includes production costs and depreciation and depletion directly attributable to the inventory production process.

20

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS

The Company has accumulated the following acquisition, exploration and evaluation costs which are not subject to depletion:

	Durango, Mexico	British Columbia, Canada	Yukon, Canada	Total

Balance, January 1, 2014	$15,686,172	$3	$1	$15,686,176

Acquisition	-	9,752,300	-	9,752,300
Costs incurred during 2014:
Mine and camp costs	4,099,672	1,323,105	-	5,422,777
Drilling and exploration	870,562	368,081	-	1,238,643
Depreciation of plant and equipment	495,847	-	-	495,847
Effect of movements in exchange rates	407,455	-	-	407,455
Assessments and taxes	164,127	678	-	164,805
Geological and related services	68,328	85,425	-	153,753
Assays	-	16,088	-	16,088
Sale of concentrate	(2,510,304)	(918,320)	-	(3,428,624)
Balance, December 31, 2014	$19,281,859	$10,627,360	$1	$29,909,220

Acquisition	-	-	-	-
Costs incurred during 2015:
Mine and camp costs	20,171,792	5,233,511	-	25,405,303
Provision for reclamation	-	3,860,437	-	3,860,437
Effect of movements in exchange rates	1,560,711	-	-	1,560,711
Depreciation of plant and equipment	1,002,747	153,575	-	1,156,322
Drilling and exploration	81,545	700,920	-	782,465
Interest and financing costs	240,338	259,659	-	499,997
Geological and related services	119,262	133,331	-	252,593
Assessments and taxes	137,586	41,909	-	179,495
Assays	-	45,727	-	45,727
Sale of concentrate	(21,501,272)	(774,024)	-	(22,275,296)

Balance, December 31, 2015	$21,094,568	$20,282,405	$1	$41,376,974

21

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

Additional information on the Company's exploration and evaluation properties by region is as follows:

(a)	Durango, Mexico

The Company's subsidiary Avino Mexico owns 42 mineral claims and leases four mineral claims in the state of Durango, Mexico. The Company's mineral claims in Mexico are divided into the following four groups:

(i)	Avino mine area property

The Avino mine area property is situated around the towns of Panuco de Coronado and San Jose de Avino and surrounding the historic Avino mine site. There are four exploration concessions covering 154.4 hectares, 24 exploitation concessions covering 1,284.7 hectares, and one leased exploitation concession covering 98.83 hectares. Within the Avino mine site area is the Company's San Gonzalo mine which achieved production levels intended by management as of October 1, 2012, and on that date accumulated exploration and evaluation costs for the San Gonzalo mine were transferred to mining properties.

(ii)	Gomez Palacio property

The Gomez Palacio property is located near the town of Gomez Palacio, and consists of nine exploration concessions covering 2,549 hectares.

(iii)	Santiago Papasquiaro property

The Santiago Papasquiaro property is located near the village of Santiago Papasquiaro, and consists of four exploration concessions covering 2,552.6 hectares and one exploitation concession covering 602.9 hectares.

(iv)	Unification La Platosa properties

The Unification La Platosa properties, consisting of three leased concessions in addition to the leased concession described in note (i) above, are situated within the Avino mine area property near the towns of Panuco de Coronado and San Jose de Avino and surrounding the Avino mine.

In February 2012, the Company's wholly-owned Mexican subsidiary entered into a new agreement with Minerales de Avino, S.A. de C.V. ("Minerales") whereby Minerales has indirectly granted to the Company the exclusive right to explore and mine the La Platosa property known as the "ET zone".

Under the agreement, the Company has obtained the exclusive right to explore and mine the property for an initial period of 15 years, with the option to extend the agreement for another 5 years.

The Company has agreed to pay to Minerales a royalty equal to 3.5% of net smelter returns ("NSR"). Minerales has also granted to the Company the exclusive right to purchase a 100% interest in the property at any time during the term of the agreement (or any renewal thereof), upon payment of US$8 million within 15 days of the Company's notice of election to acquire the property. The purchase would be subject to a separate purchase agreement for the legal transfer of the property.

22

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

7.	EXPLORATION AND EVALUATION ASSETS (continued)

(a)	Durango, Mexico (continued)

(iv)	Unification La Platosa properties (continued)

The Company continues to assess its development activities at the ET zone with reference to guidance for development of mineral projects and eventual production from those projects should expected development activities prove successful. The Company's annual financial statements cite a number of factors requiring management judgment that are considered in the decision of whether a mineral project is in the condition necessary for it to be capable of operating in the manner intended by management, including factors which support both technical feasibility and commercial viability of a project. In the periods before management determines technical feasibility and commercial viability have been achieved, the Company records in its statement of financial position the costs of extracting and processing mineralized material from the ET zone as exploration and evaluation costs, and records a reduction to the carrying value of those costs for any proceeds from sales of ET zone concentrate. During the year ended December 31, 2015, the Company reduced its exploration and evaluation costs in the consolidated statement of financial position by $21,501,272 (US$15,535,601) for sales of 7,695 tonnes of ET zone copper/silver/gold concentrate.

(b)	British Columbia, Canada

(i)	Bralorne Mine

The Company owns a 100% undivided interest in certain mineral properties located in the Lillooet Mining Division. There is an underlying agreement on 12 crown grants in which the Company is required to pay 1.6385% of net smelter proceeds of production from the claims, and pay fifty cents ($0.50) per ton of ore produced from these claims if the ore grade exceeds 0.75 ounces per ton gold. The shares of Bralorne Gold Mines Ltd. (the 100%-owned subsidiary which holds title to the Bralorne Mine property) are registered as security for the US$10,000,000 term facility (Note 13).

(ii) The Company's mineral claims in British Columbia encompass two additional properties, Minto and Olympic-Kelvin, each of which consists of 100% owned Crown-granted mineral claims located in the Lillooet Mining Division.

(c)	Yukon, Canada

The Company has a 100% interest in 14 quartz leases located in the Mayo Mining Division of Yukon, Canada which collectively comprise the Eagle property. In January 2012, the Company entered into an option agreement on the Eagle property (Note 9), under which the optionee was required to make cash payments, incur exploration expenditures, and issue shares to the Company in order to earn a 75% interest in the property. During the year ended December 31, 2015, the optionee withdrew from the option agreement, and the entire interest in the property reverted back to the Company.

23

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

8.	ACQUISITION OF BRALORNE GOLD MINES LTD.

In October 2014, Avino acquired all of the outstanding common shares of Bralorne Gold Mines ("Bralorne"), which Avino did not already own, by way of a plan of arrangement under the Business Corporations Act (British Columbia). All unexercised outstanding stock options of Bralorne were cancelled. Bralorne's common shares were delisted from the TSX Venture Exchange and the OTCQX.

The transaction was accounted for as an asset acquisition as the Bralorne Mine property was in the exploration and evaluation stage and had not demonstrated technical feasibility, commercial viability, or the ability to provide economic benefits. Bralorne's primary asset, the Bralorne Mine property, did not have the workforce, resources and reserves, mine plan, or financial resources to meet the definition of a business for accounting purposes.

The consideration for the acquisition of Bralorne by Avino consisted of:

-	$4,535,373 by issuance of 2,636,845 common shares valued at the closing price of Avino's shares of $1.72 per share on the transaction date;

-	$2,624,592 carrying value of the equity interest in Bralorne (9,679,149 common shares) immediately before the transaction date; and

-

$986,825 of transaction costs incurred by Avino, including investment advisor fees, legal and accounting fees, directors' fees for the special committees of Avino and Bralorne, independent fairness opinions, and other acquisition-related costs.

The purchase consideration is summarized as follows:

2,636,845 Avino shares at their fair value of $1.72 per share	$4,535,373
Carrying value of equity interest in Bralorne (9,679,149 common shares)	2,624,592
Transaction costs	986,825
$8,146,790

The purchase consideration was assigned based on the relative fair values of the assets acquired and liabilities assumed as follows:

Cash	$92,792
Amounts receivable	13,293
Sales taxes recoverable	42,543
Amounts due from related parties	1,118
Reclamation bonds	140,000
Exploration and evaluation assets	9,752,300
Equipment	88,534
Loan payable	(1,271,633)
Accounts payable and accrued liabilities	(614,157)
Reclamation provision	(98,000)
$8,146,790

24

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

9.	MINERAL PROPERTY OPTION AGREEMENTS

During the year ended December 31, 2015, the Company had one option agreement described below, under which the optionee relinquished its interest during the year. Consequently, at December 31, 2015, the Company had no mineral property option agreements.

In January 2012, the Company entered into an option agreement with Avaron Mining Corp. ("Avaron"), a private Canadian company, whereby Avaron could have earned the exclusive right and option to acquire a 100% title to and interest in the Company's Eagle property located in Yukon, Canada.

In April 2013, the option agreement was assigned to Benz Mining Corp. ("Benz"), a Canadian public company, pursuant to the terms of an option purchase and assignment agreement dated November 30, 2012. Pursuant to the agreement, Benz acquired all of Avaron's interest in the option agreement between Avaron and Avino. As consideration for Avino's consent to the agreement, Benz and Avaron issued to Avino 50,000 common shares with a fair value of $14,500 (Note 12) and 250,000 common shares with a fair value of $25,000 respectively. The terms of the agreement allowed Benz to earn a 75% interest by making total cash payments of $350,000, issuing 550,000 common shares, incurring exploration costs of $100,000, and drilling 35,000 meters (or incurring exploration costs of up to $7,100,000) as follows:

	Cash	Exploration Expenditures	Number of Shares

On approval of the agreement by TSX (received)	$–	$–	50,000
On or before January 31, 2014 (incurred)	–	100,000	–
On or before January 31, 2015 (not paid or incurred)	100,000	625,000	–
On or before January 31, 2016	100,000	1,000,000	250,000
On or before January 31, 2017	50,000	2,000,000	250,000
On or before January 31, 2018	100,000	3,375,000	–

	$350,000	$7,100,000	550,000

After the initial 75% interest is earned, Benz could have elected to either form a Joint Venture with the Company, or to earn the remaining 25% interest by paying a series of annual advance royalties and completing other activities as defined in the option agreement.

Upon signing the original agreement with Avaron, the Company received a cash payment of $25,000 and 150,000 common shares of Avaron. Of the cash payment, $5,143 was recorded as a reduction to the carrying value of the Eagle property, resulting in a carrying value of $1 for the Eagle property within exploration and evaluation assets. The remaining cash proceeds of $19,857 were recorded as option income along with the $15,000 fair value of the 150,000 common shares.

During the year ended December 31, 2015, Benz opted out of the option agreement, and the Company retains a 100% interest in the Eagle property as at December 31, 2015.

10.	NON-CONTROLLING INTEREST

At December 31, 2015, the Company had an effective 99.67% (2014 - 99.66%) interest in its subsidiary Avino Mexico and the remaining 0.33% (2014 - 0.34%) interest represents a non-controlling interest. The accumulated deficit and current year income attributable to the non-controlling interest are insignificant and accordingly have not been recognized in the consolidated financial statements.

25

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

11.	PLANT, EQUIPMENT, AND MINING PROPERTIES

	Mining properties	Office equipment, furniture, and fixtures	Computer equipment	Mine machinery and transportation equipment	Mill machinery and processing equipment	Buildings	Total
	$	$	$	$	$	$	$
COST
Balance at January 1, 2014	3,433,028	46,141	117,457	4,802,001	2,540,541	1,425,044	12,364,212
Additions	808,713	15,663	96,138	3,290,323	4,252,272	117,800	8,580,909
Effect of movements in exchange rates	276,388	3,715	9,456	381,830	281,947	42,088	995,424
Balance at December 31, 2014	4,518,129	65,519	223,051	8,474,154	7,074,760	1,584,932	21,940,545
Additions	799,208	14,972	47,701	4,088,146	1,817,862	154,394	6,922,283
Effect of movements in exchange rates	810,601	11,755	40,018	1,520,355	1,269,289	284,354	3,936,372
Balance at December 31, 2015	6,127,938	92,246	310,770	14,082,655	10,161,911	2,023,680	32,799,200

ACCUMULATED DEPLETION AND DEPRECIATION
Balance at January 1, 2014	221,779	13,609	36,181	916,345	221,385	390,296	1,799,595
Additions	533,465	7,657	29,610	1,008,949	204,881	37,990	1,822,552
Effect of movements in exchange rates	17,855	1,096	2,913	73,775	17,823	31,423	144,885
Balance at December 31, 2014	773,099	22,362	68,704	1,999,069	444,089	459,709	3,767,032
Additions	708,020	11,299	41,839	1,464,662	331,726	65,741	2,623,287
Effect of movements in exchange rates	138,703	4,012	12,326	358,656	79,674	82,477	675,848
Balance at December 31, 2015	1,619,822	37,673	122,869	3,822,387	855,489	607,927	7,066,167

NET BOOK VALUE

At December 31, 2015	4,508,116	54,573	187,901	10,260,268	9,306,422	1,415,753	25,733,033
At December 31, 2014	3,745,030	43,157	154,347	6,475,085	6,630,671	1,125,223	18,173,513

Plant, equipment, and mining properties includes $526,033 as at December 31, 2015 (December 31, 2014 - $892,172), on which no depreciation was charged in the years then ended.

26

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

12.	INVESTMENTS

The Company classifies its investments as long-term investments designated at fair value through profit and loss, except for investments in shares of private companies which are measured at cost as they do not have a quoted price in an active market and their fair value cannot be reliably measured.

Investments are summarized as follows:

		Accumulated Unrealized	Fair ValueDecember 31, 2015	Fair ValueDecember 31, 2014
	Cost	Gains (Losses)
(a) Avaron Mining Corp.	$40,000	$(40,000)	$-	$40,000
(b) Benz Mining Corp.	14,500	(12,500)	2,000	20,000
(c) Levon Resources Ltd.	803	11,905	12,708	33,888
(c) SciVac Therapeutics Inc.	3,433	20,571	24,004	-
(d) Oniva International Services Corp.	1	(1)	-	1
	$58,737	$(20,025)	$38,712	$93,889

During the year ended December 31, 2015, the Company recorded a $55,177 unrealized loss (2014 - $385 gain, 2013 - $99,833 loss) on investments, representing the change in fair value during the period.

(a)	Avaron Mining Corp. ("Avaron")

In January 2012, the Company acquired 150,000 common shares of Avaron at a cost of $15,000. In April 2013, Avino received an additional 250,000 common shares at a cost of $25,000. During the year ended December 31, 2015, the carrying value of the Avaron shares was written down to $Nil.

(b)	Benz Mining Corp. ("Benz")

In April 2013, the Company acquired 50,000 common shares of Benz, and the value assigned at the time to the investment was based on the market price of Benz's common shares on the date the agreement was entered into.

(c)	Levon Resources Ltd. ("Levon")

The Company's investment in Levon consists of 70,600 common shares with a quoted market value of $12,708 as at December 31, 2015 (December 31, 2014 – 141,200 common shares with a quoted market value of $33,888). During the year ended December 31, 2015, the Company and Levon ceased to be related after changes to Levon management and the termination of shared administrative services.

During the year ended December 31, 2015, Levon completed a transaction with SciVac Therapeutics Inc. ("SciVac") resulting in the exchange of 1/2 of a common share of Levon for each previous Levon common share held, and the issuance of one new SciVac common share for each previous Levon common share held.

27

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

12.	INVESTMENTS (continued)

(d)	Oniva International Services Corp. ("Oniva")

Prior to December 2015, the Company held a 1/5 indirect beneficial ownership interest in Oniva International Services Corp. ("Oniva"), with four other companies holding equal 1/5 indirect beneficial ownership interests. David Wolfin and Malcolm Davidson, the Company's CEO and CFO, serve as directors of Oniva, and certain of the Company's directors and officers also serve in those capacities in the four other companies. The companies' interests in Oniva were held in trust by David Wolfin until November 2015, when the beneficial ownership interests were dissolved, and legal and beneficial ownership was then solely held by Mr. Wolfin. See Note 14(c) for a description of transactions with Oniva and Note 23 for disclosure of the Company's commitments with Oniva.

13.	TERM FACILITY

In July 2015, the Company entered into a term facility with Samsung C&T U.K. Limited ("Samsung"). Pursuant to the agreement, in August 2015 Avino commenced selling concentrates produced during ramp advancement and ongoing evaluation and extraction at the Avino Mine on an exclusive basis to Samsung, which will continue for a period of 24 months, and Samsung made a payment of US$10,000,000 in respect of the facility. Samsung pays for the concentrates at the prevailing metal prices for their silver, copper, and gold content at or about the time of delivery, less treatment, refining, shipping and insurance charges. Interest is charged on the facility at a rate of U.S. dollar LIBOR (3 month) plus 4.75%, and the facility will be repaid in 15 consecutive equal monthly instalments starting in June 2016. The facility is secured by the concentrates produced under the agreement and by the common shares of the Company's wholly-owned subsidiary Bralorne Gold Mines Ltd. The facility with Samsung relates to the sale of concentrates produced from the Avino Mine only and does not include concentrates produced from the San Gonzalo Mine.

14.	RELATED PARTY TRANSACTIONS AND BALANCES

All related party transactions are recorded at the exchange amount which is the amount agreed to by the Company and the related party.

(a)	Key management personnel

The Company has identified its directors and certain senior officers as its key management personnel. The compensation costs for key management personnel for the years ended December 31, 2015, 2014, and 2013 were as follows:

	2015	2014	2013
Salaries, benefits, and consulting fees	$1,700,364	$957,900	$779,571
Share based payments	-	645,750	420,450
	$1,700,364	$1,603,650	$1,200,021

28

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

14.	RELATED PARTY TRANSACTIONS AND BALANCES (continued)

(b)	Amounts due to/from related parties

In the normal course of operations the Company transacts with companies related to Avino's directors or officers. All amounts payable and receivable are non-interest bearing, unsecured and due on demand. Advances to Oniva International Services Corp. of $187,532 (December 31, 2014 - $121,639) for expenditures to be incurred on behalf of the Company are included in prepaid expenses and other assets on the consolidated statements of financial position. As at December 31, 2015 and 2014, the following amounts were due to related parties:

	December 31, 2015	December 31, 2014
Oniva International Services Corp.	$164,285	$171,650
Directors	47,741	19,259
Jasman Yee & Associates, Inc.	5,796	4,032
Intermark Capital Corp.	-	21,875
Wear Wolfin Designs Ltd.	-	5,250
	$217,822	$222,066

(c)	Other related party transactions

The Company has a cost sharing agreement with Oniva International Services Corp. ("Oniva") for office and administration services. Pursuant to the cost sharing agreement, the Company will reimburse Oniva for the Company's percentage of overhead and corporate expenses and for out-of-pocket expenses incurred on behalf of the Company. The cost sharing agreement may be terminated with one-month notice by either party without penalty.

The transactions with Oniva during the years ended December 31, 2015, 2014 and 2013 are summarized below:

	2015	2014	2013
Salaries and benefits	$309,593	$316,281	$309,816
Office and miscellaneous	502,089	428,019	292,008
Exploration and evaluation assets	311,002	-	-
	$1,122,684	$744,300	$601,824

Salaries and benefits above includes $9,593 (2014 - $48,424, 2013 - $121,663) for key management personnel compensation that has been included in Note 14(a).

For services provided to the Company as President and Chief Executive Officer, the Company pays Intermark Capital Corporation ("ICC"), a company controlled by David Wolfin, for consulting services. For the years ended December 31, 2015, 2014 and 2013, the Company paid $793,200, $433,333, and $300,000 respectively to ICC.

The Company pays Jasman Yee & Associates, Inc. ("JYAI") for operational, managerial, metallurgical, engineering and consulting services related to the Company's activities. JYAI's managing director is a director of the Company. For the years ended December 31, 2015, 2014 and 2013, the Company paid $176,640, $74,160, and $75,014 respectively to JYAI.

The Company pays Wear Wolfin Designs Ltd. ("WWD"), a company whose director is the brother-in-law of David Wolfin, for financial consulting services related to ongoing consultation with stakeholders and license holders. For the years ended December 31, 2015, 2014 and 2013, the Company paid $30,000, $30,000, and $30,000 respectively to WWD.

29

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

15.	WARRANT LIABILITY

The Company's warrant liability arises as a result of the issuance of warrants exercisable in U.S. dollars. As the denomination is different from the Canadian dollar functional currency of the entity issuing the underlying shares, the Company recognizes a derivative liability for these warrants and re-measures the liability at the end of each reporting period using the Black-Scholes model.

A reconciliation of the changes in the warrant liability during the year is as follows:

	December 31, 2015	December 31, 2014
Balance at beginning of the year	$239,690	$-
Fair value adjustment	(239,690)	(1,055,957)
Recognition upon issuance	-	1,295,647
Balance at end of the year	$-	$239,690

Continuity of derivative warrants during the year is as follows:

	Underlying Shares	Weighted Average Exercise Price
Derivative warrants outstanding and exercisable, December 31, 2014	-	-
Issued	1,033,059	US$2.87

Derivative warrants outstanding and exercisable, December 31, 2015	1,033,059	US$2.87

Derivative warrants outstanding and exercisable as at December 31, 2015 are as follows:

		Derivative Warrants Outstanding and Exercisable
Expiry Date	Exercise Price per Share	December 31, 2015	December 31, 2014
February 25, 2017	US$2.87	1,033,059	1,033,059

As at December 31, 2015, the weighted average remaining contractual life of warrants outstanding was 1.14 years.

Valuation of the warrant liability requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing warrants is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates. The fair value of the warrant liability was calculated using the Black-Scholes model with the following weighted average assumptions and resulting fair values:

	December 31, 2015	December 31, 2014
Weighted average assumptions:
Risk-free interest rate	0.48%	1.00%
Expected dividend yield	0%	0%
Expected option life (years)	1.14	2.14
Expected stock price volatility	46.02%	66.42%
Weighted average fair value	$0.00	$0.23

30

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

16.	EQUIPMENT LOANS

The Company has entered into loans for mining equipment maturing in June 2018 and December 2020 with fixed interest rates of 4.35% and 4.75% per annum. The Company's obligations under the loans are secured by the mining equipment. As at December 31, 2015, plant, equipment and mining properties includes a net carrying amount of $977,582 (December 31, 2014 - $nil) for this mining equipment.

The contractual maturities and interest charges in respect of the Company's obligations under the equipment loans are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$261,386	$-
Later than one year and not later than five years	784,595	-
Less: Future interest charges	(91,871)	-
Present value of loan payments	954,110	-
Less: Current portion	(222,192)	-
Non-current portion	$731,918	$-

The equipment loan credit facilities are a component of the master credit facilities described in Note 17.

17.	FINANCE LEASE OBLIGATIONS

The Company has entered into mining equipment leases expiring between 2016 and 2020 with interest rates ranging from 3.71% to 12.90% per annum. The Company has the option to purchase the mining equipment at the end of the lease term for a nominal amount. The Company's obligations under finance leases are secured by the lessor's title to the leased assets. Plant and equipment includes a net carrying amount of $8,162,189 (2014 - $5,322,510) for this leased mining equipment.

The contractual maturities and interest charges in respect of the Company's finance lease obligations are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$1,960,844	$1,362,766
Later than one year and not later than five years	2,464,106	2,216,930
Less: Future interest charges	(303,669)	(280,360)
Present value of minimum lease payments	4,121,281	3,299,336
Less: Current portion	(1,815,747)	(1,292,326)
Non-current portion	$2,305,534	$2,007,010

The Company has two master credit facilities with equipment suppliers for a total of US$10,375,400. The facilities are used to acquire equipment necessary for advancing operations at the San Gonzalo Mine and for continuing exploration and evaluation activities at the Avino Mine and the Bralorne Mine. As of December 31, 2015, the Company had US$5,830,282 in available credit remaining under these facilities.

31

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

18.	RECLAMATION PROVISION

Management's estimate of the reclamation provision at December 31, 2015 is $6,047,369 (December 31, 2014 - $2,005,881), and the undiscounted value of the obligation is $6,790,812 (December 31, 2014 - $2,269,534).

The present value of the obligation in Mexico was calculated using a risk-free interest rate of 7% (December 31, 2014 – 7%) and an inflation rate of 4.25% (December 31, 2014 – 4.25%). Reclamation activities are estimated to begin in 2019 for San Gonzalo and in 2023 for the Avino Mine.

The present value of the obligation for Bralorne was calculated using a risk-free interest rate of 3% (December 31, 2014 – 7%) and an inflation rate of 2.45% (December 31, 2014 – 1.99%). Reclamation activities are estimated to begin in 2021.

A reconciliation of the changes in the reclamation provision during the years is as follows:

	December 31, 2015	December 31, 2014

Balance at beginning of the year	$2,005,881	$1,833,938
New provision recognized for the Bralorne Mine project	3,860,437	-
Unwinding of discount	136,925	131,787
Effect of movements in exchange rates	44,126	(57,844)
Provision recognized on acquisition of Bralorne	-	98,000
Balance at end of the year	$6,047,369	$2,005,881

19.	SHARE CAPITAL

(a)	Authorized: Unlimited common shares without par value.

(b)	Issued:

(i)

During the year ended December 31, 2015, the Company continued to issue shares in an at-the-market offering under prospectus supplements, the latest of which was filed on May 27, 2015 for up to US$6,000,000. The Company sold an aggregate of 1,001,196 common shares at an average price of $1.55 (US$1.26) per common share for gross proceeds of $1,551,095 (US$1,260,963) during the year ended December 31, 2015.

The Company paid a 3% cash commission on the gross proceeds in the amount of $46,533 (US$37,828) and incurred additional accounting, legal and regulatory costs of $58,763.

(ii)	During the year ended December 31, 2015, the Company issued 922,000 common shares upon the exercise of stock options for gross proceeds of $937,740.

(iii)

As at December 31, 2014, the Company sold an aggregate of 375,851 common shares at an average price of $2.26 (US$2.08) per common share for gross proceeds of $850,430 (US$783,117) in an at-the-market offering issued under a prospectus supplement of up to US$25,000,000, which was filed on July 7, 2014.

The Company paid 3% cash commission on the gross proceeds in the amount of $25,513 (US$23,493) and incurred additional accounting, legal and regulatory costs of $3,276.

32

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19.	SHARE CAPITAL (continued)

(b)	Issued: (continued)

(iv)

In February, 2014, the Company closed an at-the-market brokered public offering issuing 2,540,709 common shares at an average price of $2.50 (US$2.26) per common share for gross proceeds of $6,340,523 (US$5,741,668).

The Company paid a 3% cash commission on the gross proceeds in the amount of $190,216 (US$172,250) and incurred additional accounting, legal and regulatory costs of $167,871.

(v)

In February 2014, the Company closed a brokered private placement issuing 2,066,117 units at a price of $2.69 (US$2.42) per unit for gross proceeds of $5,566,504 (US$5,000,000). Each unit is comprised of one common share and one-half of a transferrable share purchase warrant. Each share purchase warrant is exercisable at a price of US$2.87 per warrant into one-half of a common share until February 25, 2017. If the volume weighted average closing market price for the Company's common shares on the NYSE MKT is greater than USD$6.85 per share for a period of 20 consecutive trading days, then the Company may deliver a notice to the warrant holder notifying such holder that the warrants must be exercised within 30 days from the date of delivery of such notice, otherwise the warrants will expire on the thirty-first day after the date of delivery of the notice.

Of the $5,566,504 total aggregate proceeds raised in this financing, the $1,295,647 fair value of the warrants was attributed to warrant liability (Note 14) and the residual amount of $4,270,857 was attributed to common shares.

The Company incurred finance costs of $129,953 (recorded as a charge in the statement of operations) with respect to the issuance of warrants in this private placement and share issuance costs of $426,661 (recorded as a charge to share capital) with respect to the shares issued in this private placement.

(vi)	During the year ended December 31, 2014, the Company issued 266,457 common shares upon the exercise of stock options for gross proceeds of $307,937.

(c)	Warrants:

During the years ended December 31, 2015 and 2014 there were no warrants exercised. There were 1,033,059 warrants issued during the year ended December 31, 2014 as summarized in Note 15.

(d)	Stock options:

The Company has a stock option plan to purchase the Company's common shares, under which it may grant stock options of up to 10% of the Company's total number of shares issued and outstanding on a non-diluted basis. The stock option plan provides for the granting of stock options to directors, officers, and employees (up to a limit of 5%), and to persons providing investor relations or consulting services (up to a limit of 2%), the limits being based on the Company's total number of issued and outstanding shares per year. The stock options vest on the date of grant, except for those issued to persons providing investor relations services, which vest over a period of one year. The option price must be greater than or equal to the discounted market price on the grant date, and the option term cannot exceed five years from the grant date.

33

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19.	SHARE CAPITAL (continued)

(d)	Stock options: (continued)

Continuity of stock options for the years ended December 31, 2015 and 2014 is as follows:

	Underlying Shares	Weighted Average Exercise Price

Stock options outstanding and exercisable, January 1, 2014	2,642,957	$1.16
Granted	1,035,000	$1.90
Forfeited	(50,000)	$1.15
Exercised	(266,457)	$1.16

Stock options outstanding and exercisable, December 31, 2014	3,361,500	$1.39
Granted	50,000	$1.32
Forfeited	(50,000)	$1.90
Exercised	(922,000)	$1.02

Stock options outstanding and exercisable, December 31, 2015	2,439,500	$1.52

As at December 31, 2015, the weighted average remaining contractual life of stock options outstanding was 2.38 years.

Details of stock options outstanding and exercisable are as follows:

		Stock Options Outstanding
Expiry Date	Exercise Price	December 31, 2015	December 31, 2014

January 14, 2015	$0.81	-	45,000
September 10, 2015	$1.05	-	225,000
January 18, 2016	$1.02	204,500	806,500
September 30, 2016	$1.02	645,000	695,000
February 18, 2018	$1.60	195,000	195,000
September 9, 2018	$1.62	360,000	360,000
September 19, 2019	$1.90	855,000	855,000
December 22, 2019	$1.90	130,000	180,000
September 29, 2020	$1.32	50,000	-
		2,439,500	3,361,500

34

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

19.	SHARE CAPITAL (continued)

(e)	Earnings per share:

The calculations for earnings per share and diluted earnings per share are as follows:

	2015	2014	2013
Net income for the year	$483,424	$2,514,169	$848,212
Basic weighted average number of shares outstanding	36,229,424	32,333,224	27,405,179
Effect of dilutive share options	494,301	940,516	296,224
Diluted weighted average number of shares outstanding	36,723,725	33,273,740	27,701,403
Basic earnings per share	$0.01	$0.08	$0.03
Diluted earnings per share	$0.01	$0.08	$0.03

20.	SHARE-BASED PAYMENTS

During the year ended December 31, 2015, the Company granted stock options to a consultant of the Company to purchase up to a total of 50,000 common shares at an exercise price of $1.32 per share pursuant to the Company's stock option plan. The options vested immediately, and are exercisable on or before September 29, 2020. The Company recorded $40,820 as share-based payments for the options vested during the year.

During the year ended December 31, 2014, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 1,035,000 common shares at a weighted average exercise price of $1.90 per share pursuant to the Company's stock option plan. The options vested on dates ranging from the grant date to September 19, 2015. 855,000 and 180,000 options are exercisable on or before September 19, 2019 and December 22, 2019 respectively. During that year, the Company recorded $982,782 to operations and $61,500 to exploration and evaluation assets as share-based payments for the options vested.

During the year ended December 31, 2013, the Company granted stock options to directors, officers, employees, directors, and consultants of the Company to purchase up to a total of 650,000 common shares at a weighted average exercise price of $1.61 per share pursuant to the Company's stock option plan. The options vested on dates ranging from the grant date to September 9, 2014. The options are exercisable on or before September 9, 2018. During the year ended December 31, 2013, the Company also re-priced 1,725,000 previously granted incentive stock options to directors, officers, employees, and consultants to a price of $1.02 per share. The incentive stock options had originally been granted at prices of $2.30 and $2.00 per share. During that year, the incremental fair value of the re-priced options of $260,600 was recorded as share-based payments, and the Company recorded $647,762 in respect of options vested, for total share-based payments of $908,362.

Option pricing requires the use of highly subjective estimates and assumptions including the expected stock price volatility. The expected volatility used in valuing stock options is based on volatility observed in historical periods. Changes in the underlying assumptions can materially affect the fair value estimates.

35

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

20.	SHARE-BASED PAYMENTS (continued)

The fair value of the options granted was calculated using the Black-Scholes model with the following weighted average assumptions and resulting grant date fair value:

	2015	2014	2013
Weighted average assumptions:
Risk-free interest rate	0.78%	1.51%	1.45%
Expected dividend yield	0%	0%	0%
Expected option life (years)	5.00	5.00	3.45
Expected stock price volatility	65.10%	67.25%	68.29%
Weighted average fair value at grant date	$0.65	$0.87	$0.55

During the year ended December 31, 2015, the Company charged $40,820 (2014 - $982,782; 2013 - $908,362) to operations as share-based payments and capitalized $Nil (2014 - $61,500) to exploration and evaluation assets.

21.	REVENUE AND COST OF SALES

Revenue and the related cost of sales reflect the sale of silver and gold concentrate from the San Gonzalo mine and the historic Avino stockpiles during the years ended December 31, 2015, 2014 and 2013.

Cost of sales consists of changes in inventories, direct costs including personnel costs, mine site costs, energy costs (principally diesel fuel and electricity), maintenance and repair costs, operating supplies, external services, third party transport fees, depreciation and depletion, and other expenses for the years. Direct costs include the costs of extracting co-products. Cost of sales is based on the weighted average cost of contained or recoverable ounces sold for the years and consists of the following:

	2015	2014	2013
Direct costs	$9,638,275	$10,074,610	$8,019,083
Depreciation and depletion	1,323,419	1,259,394	949,326
Share-based payments	-	59,400	-
	$10,961,694	$11,393,404	$8,968,409

22.	GENERAL AND ADMINISTRATIVE EXPENSES

General and administrative expenses on the consolidated statements of operations consist of the following:

	2015	2014	2013
Salaries and benefits	$1,353,453	$1,148,450	$1,204,666
Management and consulting fees	1,244,716	606,941	390,510
Professional fees	529,311	389,681	311,193
Office and miscellaneous	361,054	275,128	722,816
Travel and promotion	250,101	210,053	165,860
Investor relations	229,191	239,538	194,955
Directors fees	163,500	81,134	155,000
Regulatory and compliance fees	66,368	126,713	140,629
Share-based payments	40,820	923,382	908,362
Depreciation	18,158	18,358	687
	$4,256,672	$4,019,378	$4,194,678

36

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

23.	COMMITMENTS

The Company has a cost sharing agreement to reimburse Oniva for a percentage of its overhead expenses, to reimburse 100% of its out-of-pocket expenses incurred on behalf of the Company, and to pay a percentage fee based on Oniva's total overhead and corporate expenses. The agreement may be terminated with one-month notice by either party. Transactions and balances with Oniva are disclosed in Note 14(c).

The Company and its subsidiaries have various operating lease agreements for their office premises, use of land, and equipment. Commitments in respect of these lease agreements are as follows:

	December 31, 2015	December 31, 2014
Not later than one year	$209,063	$301,121
Later than one year and not later than five years	749,242	134,291
Later than five years	43,951	56,235
	$1,002,256	$491,647

Office lease payments recognized as an expense during the year ended December 31, 2015 totalled $111,206 (2014 - $90,883; 2013 - $63,126).

24.	SUPPLEMENTARY CASH FLOW INFORMATION

	2015	2014	2013
Net change in non-cash working capital items:
Accounts payable and accrued liabilities	$209,925	$1,943,542	$265,200
Current taxes payable	158,114	950,563	42,547
Current taxes recoverable	(1,394,418)	(1,308,973)	(110,923)
Amounts receivable	(1,161,444)	(1,123,799)	(1,176,017)
Inventory	(519,469)	(1,949,673)	371,372
Prepaid expenses and other assets	(364,453)	(98,633)	(587,682)
Amounts due to related parties	(4,244)	125,308	(17,881)
	$(3,075,989)	$(1,461,655)	$(1,213,384)

	2015	2014	2013
Interest paid	$161,678	$90,669	$28,433
Taxes paid	$5,849,101	$172,076	$-

25.	FINANCIAL INSTRUMENTS

The fair values of the Company's cash and cash equivalents, amounts receivable, amounts due to related parties, and accounts payable approximate their carrying values because of the short-term nature of these instruments. The fair values of investments are based on quoted market prices. The carrying amounts of the Company's term facility, equipment loans, and finance lease obligations are a reasonable approximation of their fair values based on current market rates for similar financial instruments.

The Company's financial instruments are exposed to certain financial risks, including credit risk, liquidity risk, and market risk.

37

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25.	FINANCIAL INSTRUMENTS (continued)

(a)	Credit Risk

Credit risk is the risk that one party to a financial instrument will cause a financial loss for the other party by failing to discharge an obligation. The Company has exposure to credit risk through its cash and cash equivalents and amounts receivable.

The Company manages credit risk, in respect of cash and cash equivalents, by maintaining the majority of cash at highly rated financial institutions.

The Company is exposed to a significant concentration of credit risk with respect to its trade accounts receivable balance because all of its concentrate sales are with two (2014 – three) counterparties. However, the Company has not recorded any allowance against its trade receivables because to-date all balances owed have been settled in full when due (typically within 60 days of submission) and because of the nature of the counterparties.

The Company's maximum exposure to credit risk at the end of any period is equal to the carrying amount of these financial assets as recorded in the consolidated statement of financial position. At December 31, 2015, no amounts were held as collateral.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will encounter difficulty in satisfying financial obligations as they become due. The Company manages its liquidity risk by forecasting cash flows required by its operating, investing and financing activities. The Company had cash and cash equivalents at December 31, 2015 in the amount of $7,475,134 (2014 - $4,249,794) in order to meet short-term business requirements. At December 31, 2015, the Company had current liabilities of $14,044,216 (2014 - $6,476,148) and working capital of $6,003,557 (2014 - $6,617,877). Accounts payable have contractual maturities of approximately 30 to 90 days, or are due on demand and are subject to normal trade terms. The current portions of term facility, equipment loans, and finance lease obligations are due within 12 months of the consolidated statement of financial position date. Amounts due to related parties are without stated terms of interest or repayment.

The maturity profiles of the Company's contractual obligations and commitments as at December 31, 2015 are summarized as follows:

	Total	Less Than 1 Year	1-5 years	More Than 5 Years
Accounts payable and accrued liabilities	$4,178,571	$4,178,571	$-	$-
Taxes payable	1,151,224	1,151,224	-	-
Due to related parties	217,822	217,822	-	-
Minimum rental and lease payments	1,002,256	209,063	749,242	43,951
Term facility	13,840,000	6,458,660	7,381,340	-
Equipment loans	1,045,981	261,386	784,595	-
Finance lease obligations	4,424,950	1,960,844	2,464,106	-
Total	$25,860,804	$14,437,570	$11,379,283	$43,951

38

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25.	FINANCIAL INSTRUMENTS (continued)

(c)	Market Risk
Market risk consists of interest rate risk, foreign currency risk and price risk. These are discussed further below. Interest Rate Risk Interest rate risk consists of two components:

(i)

To the extent that payments made or received on the Company's monetary assets and liabilities are affected by changes in the prevailing market interest rates, the Company is exposed to interest rate cash flow risk.

(ii)	To the extent that changes in prevailing market rates differ from the interest rates on the Company's monetary assets and liabilities, the Company is exposed to interest rate price risk.

In management's opinion, the Company is not exposed to significant interest rate cash flow risk as the Company's term facility, equipment loans, and finance lease obligations bear interest at fixed rates.

Foreign Currency Risk

Foreign currency risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in foreign exchange rates. The Company is exposed to foreign currency risk to the extent that the following monetary assets and liabilities are denominated in Mexican pesos and US dollars:

	December 31, 2015		December 31, 2014
	MXN	USD	MXN	USD
Cash and cash equivalents	$3,876,257	$4,647,007	$2,532,442	$3,382,302
Amounts receivable	-	2,624,555	-	1,350,874
Accounts payable and accrued liabilities	(12,173,726)	(1,534,765)	(10,805,057)	(786,490)
Warrant liability	-	-	-	(206,611)
Term facility	-	(10,000,000)	-	-
Equipment loans	-	(313,052)	-	-
Finance lease obligations	(155,669)	(2,567,593)	(908,005)	(2,788,356)
Net exposure	(8,453,138)	(7,143,848)	(9,180,620)	951,719
Canadian dollar equivalent	$(680,890)	$(9,887,086)	$(722,056)	$1,104,088

Based on the net Canadian dollar denominated asset and liability exposures as at December 31, 2015, a 10% fluctuation in the Canadian/Mexican and Canadian/US exchange rates would impact the Company's earnings for the year ended December 31, 2015 by approximately $981,899 (2014 - $45,188). The Company has not entered into any foreign currency contracts to mitigate this risk.

39

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

25.	FINANCIAL INSTRUMENTS (continued)

(d)

Market Risk (continued)

Price Risk

Price risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate due to changes in market prices, other than those arising from interest rate risk or foreign currency risk.

The Company is exposed to price risk with respect to its accounts receivable, as certain trade accounts receivable are recorded based on provisional terms that are subsequently adjusted according to quoted metal prices at the date of final settlement. Quoted metal prices are affected by numerous factors beyond the Company's control and are subject to volatility, and the Company does not employ hedging strategies to limit its exposure to price risk. At December 31, 2015, based on outstanding accounts receivable that were subject to pricing adjustments, a 10% change in the market price of silver would have an impact on net earnings of approximately $350,725 (2014 - $489,808), and a 10% change in the market price of gold would have an impact on net earnings of approximately $130,723 (2014 - $210,058).

The Company is exposed to price risk with respect to its investments, as certain of these investments are carried at fair value based on quoted market prices. Changes in market prices result in gains or losses being recognized in net income (loss). At December 31, 2015, a 10% change in market prices would have an impact on net earnings of approximately $3,871 (2014 - $5,389).

The Company's profitability and ability to raise capital to fund mineral resource exploration is subject to risks associated with fluctuations in mineral prices. Management closely monitors commodity prices, individual equity movements, and the stock market to determine the appropriate course of action to be taken by the Company.

(e)	Classification of Financial Instruments

IFRS 7 Financial Instruments: Disclosures establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value as follows:

Level 1 – quoted prices (unadjusted) in active markets for identical assets or liabilities;

Level 2 – inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

Level 3 – inputs for the asset or liability that are not based on observable market data (unobservable inputs).

The following table sets forth the Company's financial assets and financial liabilities measured at fair value on a recurring basis by level within the fair value hierarchy as at December 31, 2015:

	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	$7,475,134	$-	$-
Amounts receivable	3,730,317	-	-
Investments	38,712	-	-
Financial Liabilities
Warrant liability	-	-	-
	$11,244,163	$-	$-

26.	CAPITAL MANAGEMENT

The Company's objectives when managing capital are to safeguard the Company's ability to continue as a going concern in order to pursue the exploration and expansion of its properties and to maintain a flexible capital structure for its projects for the benefit of its stakeholders. In the management of capital, the Company includes the term facility, equipment loans, and finance lease obligations and the components of equity.

The Company manages its capital structure and makes adjustments to it in light of changes in economic conditions and the risk characteristics of the underlying assets. To maintain or adjust its capital structure, the Company may attempt to incur new debt or issue new shares. Management reviews the Company's capital structure on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable. The Company is not subject to any externally imposed capital requirements.

40

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

27.	SEGMENTED INFORMATION

The Company's revenues of $19,082,847 (2014 - $19,297,953; 2013 - $16,094,701) are all attributable to Mexico, from shipments of concentrate produced by the San Gonzalo mine and the historic Avino stockpiles. For the year ended December 31, 2015, the Company had one customer that accounted for 52% (2014 – 80%; 2013 – 88%) of revenue and a second customer that accounted for 47% (2014 – 20%; 2013 – 12%) of revenue.

Geographical information relating to the Company's non-current assets (other than financial instruments) is as follows:

	2015	2014

Exploration and evaluation assets - Mexico	$21,094,568	$19,281,859
Exploration and evaluation assets - Canada	20,282,406	10,627,361
Total exploration and evaluation assets	$41,376,974	$29,909,220

	2015	2014

Plant, equipment, and mining properties - Mexico	$24,335,522	$18,081,291
Plant, equipment, and mining properties - Canada	1,397,511	92,222
Total plant, equipment, and mining properties	$25,733,033	$18,173,513

28.	INCOME TAXES

a)	Income tax expense

Income tax expense included in the consolidated statements of operations and comprehensive income is as follows:

	2015	2014	2013

Current income tax expense	$3,587,796	$1,820,970	$42,547
Deferred income tax expense (recovery)	(1,128,192)	546,776	2,518,453
Total income tax expense	$2,459,604	$2,367,746	$2,561,000

41

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

28.	INCOME TAXES (continued)

The reconciliation of income taxes calculated at the Canadian statutory tax rate to the income tax expense is as follows:

	2015	2014	2013

Net income before income taxes	$2,943,028	$4,881,915	$3,409,212
Combined statutory tax rate	26.00%	26.00%	25.75%

Income tax expense at the Canadian statutory rate	765,187	1,269,298	877,873

Reconciling items:
Effect of difference in Mexican tax rates	157,826	223,465	176,081
Non-deductible/non-taxable items	18,553	(20,595)	298,543
Change in enacted rates	-	-	71,526
Change in unrecognized benefit of tax losses	(121,621)	234,551	183,052
Impact of foreign exchange	1,025,185	622,254	-
Special mining duties	273,478	292,403	1,163,717
Expiry of tax losses	409,322	-	-
Benefit of tax attributes recognized and other items	(68,326)	(253,630)	(209,792)
Income tax expense recognized in the year	$2,459,604	$2,367,746	$2,561,000

The Company recognized a non-cash expense of $461,199 for the year ended December 31, 2015 (2014 - $385,057; 2013 - $1,163,717) related to the deferred tax impact of the special mining duty. Currency translation differences of foreign operations included within other comprehensive income for the year ended December 31, 2015 is net of tax of $384,081 (2014 - $206,121; 2013 - $nil).

b)	Deferred income tax assets and liabilities

	2015	2014	2013

Deferred income tax assets	$1,831,158	$1,540,270	$2,111,963
Deferred income tax liabilities	(6,724,074)	(7,177,297)	(6,996,093)
	$(4,892,916)	$(5,637,027)	$(4,884,130)

The approximate tax effects of each type of temporary difference that gives rise to potential deferred income tax assets and liabilities are as follows:

	2015	2014	2013

Tax losses carried forward	$-	$-	$767,448
Reclamation provision	783,350	715,455	694,037
Inventory	(183,935)	(169,585)	-
Exploration and evaluation assets	(3,486,768)	(4,704,765)	(3,804,986)
Plant, equipment and mining properties	(3,053,371)	(2,302,947)	(3,191,107)
Other deductible temporary differences	1,047,808	824,815	650,477
Net deferred income tax liabilities	$(4,892,916)	$(5,637,027)	$(4,884,130)

AVINO SILVER & GOLD MINES LTD.

Notes to the consolidated financial statements

For the years ended December 31, 2015, 2014 and 2013

(Expressed in Canadian dollars)

28.	INCOME TAXES (continued)

Unrecognized deductible temporary differences:

Temporary differences and tax losses arising in Canada have not been recognized as deferred income tax assets due to the fact that management has determined it is not probable that sufficient future taxable profits will be earned in Canada to recover such assets. Unrecognized deductible temporary differences are summarized as follows:

	2015	2014	2013

Tax losses carried forward	$24,774,628	$23,213,826	$7,795,353
Property, plant and equipment	998,254	4,552,561	211,097
Investments	264,723	196,839	348,047
Resource pools	14,573,957	8,310,866	1,799,659
Other deductible temporary differences	2,040,104	2,229,401	1,523,271
Unrecognized deductible temporary differences	$42,651,666	$38,503,493	$11,677,427

The deferred tax liability presented in these consolidated financial statements is due to the difference in the carrying amounts and tax bases of the Mexican mineral properties, mine plant, and equipment which were acquired in the purchase of Avino Mexico. The carrying values of the Mexican mineral properties, mine plant, and equipment includes an estimated fair value adjustment recorded upon the July 17, 2006 acquisition of control of Avino Mexico that was based on a share exchange, while the tax bases of these assets are historical undeducted tax amounts that were nil on acquisition. The deferred tax liability is attributable to assets in the tax jurisdiction of Mexico.

The Company has capital losses of $1,472,210 carried forward and $24,774,628 in non-capital tax losses carried forward available to reduce future Canadian taxable income. The capital losses can be carried forward indefinitely unless used. The Company's Canadian non-capital tax losses, if unused, expire as follows:

Year of Expiry	Amount

2024	$218,376
2026	2,115,697
2027	1,782,666
2028	2,782,017
2029	1,548,378
2030	1,831,957
2031	2,259,465
2032	4,804,429
2033	2,163,932
2034	3,631,475
2035	1,636,236
$24,774,628

As at December 31, 2015, the Company had no Mexican tax losses available to offset future Mexican taxable income.

29.	SUBSEQUENT EVENTS

Share issuances – Subsequent to the year ended December 31, 2015, the Company issued 198,998 common shares under the prospectus supplement at-the-market offering described in Note 19(b)(i) for net proceeds of $269,843 (US$194,927).

Stock options – Subsequent to the year ended December 31, 2015, 185,000 stock options were exercised for proceeds of $188,700, 19,500 stock options with an exercise price of $1.02 expired, and 50,000 stock options with an exercise price of $1.90 and expiring on September 19, 2019 were cancelled.

43